UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Harmony Biosciences Holdings, Inc

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

413197 104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413197 104	13G	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSON Valor IV Pharma Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 11,218,033
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 11,218,033

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,218,033
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 413197 104	13G	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON Valor Equity Partners IV L.P. Valor Equity Partners IV-A L.P. Valor Equity Partners IV-B L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 11,218,033
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 11,218,033

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,218,033
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 413197 104	13G	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSON Valor Equity Associates IV L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 11,218,033
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 11,218,033

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,218,033
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 413197 104	13G	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSON Valor Equity Capital IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 11,218,033
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 11,218,033

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,218,033
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 413197 104	13G	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSON Valor Management L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 11,218,033
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 11,218,033

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,218,033
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 413197 104	13G	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSON Antonio J. Gracias
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 18,555.33
	6.	SHARED VOTING POWER 11,218,033
	7.	SOLE DISPOSITIVE POWER 18,555.53
	8.	SHARED DISPOSITIVE POWER 11,218,033

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,236,588.33
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 413197 104	13G	Page 8 of 12 Pages

1.	NAME OF REPORTING PERSON Juan A. Sabater
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 13,254
	6.	SHARED VOTING POWER 11,218,033
	7.	SOLE DISPOSITIVE POWER 13,254
	8.	SHARED DISPOSITIVE POWER 11,218,033

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,231,287
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 413197 104	13G	Page 9 of 12 Pages

Item 1(a).	Name of Issuer:

Harmony Biosciences Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

630 W. Germantown Pike, Suite 215, Plymouth Meeting, Pennsylvania, 19462

Item 2(a).	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

1) Valor IV Pharma Holdings, LLC

2) Valor Equity Partners IV L.P.,

3) Valor Equity Partners IV-A L.P.

4) Valor Equity Partners IV-B L.P.

5) Valor Equity Associates IV L.P.

6) Valor Equity Capital IV LLC

7) Valor Management L.P

6) Antonio J. Gracias

7) Juan A. Sabater

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of each Reporting Person is 875 North Michigan Avenue, Suite 3214, Chicago, IL 60611

Item 2(c).	Citizenship:

Each entity Reporting Person is organized under the laws of Delaware. Messrs. Gracias and Sabater are citizens of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value per share

Item 2(e).	CUSIP Number:

413197104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See row 9 of the cover pages.

(b) Percent of class: See row 11 of the cover pages.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:See row 5 of the cover pages.

CUSIP No. 413197 104	13G	Page 10 of 12 Pages

(ii) Shared power to vote or direct the vote:See row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of:See row 7 of the cover pages.

(iv) Shared power to dispose or to direct the disposition of:See row 8 of the cover pages.

As of December 31, 2022, Valor IV Pharma Holdings, LLC was the holder of record of the shares reported herein. Valor Management L.P. is the managing member of Valor Equity Capital IV LLC, which is the general partner of Valor Equity Associates IV L.P., which, in turn, is the general partner of each of Valor Equity Partners IV L.P., Valor Equity Partners IV-A L.P. and Valor Equity Partners IV-B L.P., or the “Valor Funds.” The Valor Funds are the sole members of Valor IV Pharma Holdings, LLC. By virtue of their positions with Valor Management L.P., each of Messrs. Gracias and Sabater may be deemed to share beneficial ownership over the shares held of record by Valor IV Pharma Holdings, LLC; however, each disclaims beneficial ownership of such shares for purposes of Sections 13(d) or 13(g) of the Act and the inclusion of such persons in this Schedule 13G shall not be construed as an admission that such persons are, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by each Reporting Person as of December 31, 2022 and (ii) the number of shares of common stock outstanding as of October 28, 2022 (59,317,554 shares) as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023	Valor IV Pharma Holdings, LLC By: Valor Equity Associates IV L.P., as general partner of its members By: Valor Equity Capital IV LLC, its general partner By: Valor Management L.P., its managing member

	By:	/s/Antonio J. Gracias
Name: Antonio J. Gracias
Title: CEO

Valor Equity Partners IV L.P. By: Valor Equity Associates IV L.P., its general partner By: Valor Equity Capital IV LLC, its general partner By: Valor Management L.P., its managing member

	By:	/s/Antonio J. Gracias
Name: Antonio J. Gracias
Title: CEO

Valor Equity Partners IV-A L.P. By: Valor Equity Associates IV L.P., its general partner By: Valor Equity Capital IV LLC, its general partner By: Valor Management L.P., its managing member

	By:	/s/Antonio J. Gracias
Name: Antonio J. Gracias
Title: CEO

Valor Equity Partners IV-B L.P. By: Valor Equity Associates IV L.P., its general partner By: Valor Equity Capital IV LLC, its general partner By: Valor Management L.P., its managing member

	By:	/s/Antonio J. Gracias
Name: Antonio J. Gracias
Title: CEO

Valor Equity Associates IV L.P.

By: By: By:	Valor Equity Capital IV LLC, its general partner Valor Management L.P., its managing member /s/ Antonio J. Gracias Name: Antonio J. Gracias Title: CEO

Valor Equity Capital IV LLC

By: By:	Valor Management L.P., its managing member /s/ Antonio J. Gracias Name: Antonio J. Gracias Title: CEO

Valor Management L.P.

By:	/s/ Antonio J. Gracias Name: Antonio J. Gracias Title: CEO

/s/ Antonio J. Gracias Name: Antonio J. Gracias

/s/ Juan A. Sabater Name: Juan A. Sabater